IVANA KARAMITSOS

PROFESSIONAL EXPERIENCE

2011-Present
LPPFusion, R&D Startup   Chief Information Officer & Communication Director; Middlesex NJ
Managing multiple IT projects and talent/contractor hiring needed to maintain secure and efficient IT network, servers, custom code development and website maintenance. Heavily involved in PR including video and graphics content creation for social networks and for crowdfunding outreach on fundraising WeFunder platform. Assisting with the fusion energy research experimental lab needs such as preparing the equipment and software systems for data fetching and minor lab hands-on support. Participating in annual financial audits. Involved with investor relations including content writing and proofreading of investor reports and video scripting/filming. Making executive decisions pertaining to all software procurement, maintenance, training, and for major company trends regarding the experimental equipment procurement and its financing.

2009-2010
Hedge Fund Startup, Executive Support; Brooklyn, Dumbo, NYC
Overlook market trends, assist in market math analyses and website development for investors; Assisted with commercial office selections and office setup in NYC and in the countryside areas. Collaborated with programmers, traders, web designers and various other contractors on projects ranging from web site development to marketing personnel training to help clients master the subscription based system on line.

2008-2010
Konar Architecture, IT/Software Support; Remote Support
Provided marketing and technical support as an international liaison for an architectural firm in East Europe and ZWCas software company in China.   Assist with installations troubleshoots, up keeping of the software; Konar, in Serbia, former Yugoslavia.

2007-2008
The E.P.Dine Group, IT/Business Analyst; 57th St. NYC, NY
Analyzed business processes of an obsolete database system for hiring legal talent for a legal headhunting firm; Researched the market for the latest staffing software and made long term ROI analyses and recommendations for a replacement of the current software system so to keep the company as a leader in its legal staffing business. Contract assignment.

2003-2006
IT & Executive support for small businesses in NY and IL
Multiple administrative, marketing assignments as well as heavy IT support for computer networks, marketing database building, email lists, website and hardware support including obsolete telephone system resets, office-wide printer troubleshooting and maintenance, software/security installations, in-house desktop user support; customer service with follow-ups, presentations set ups, certificate issuance, executive travel support; financial software support including database backups and reinstallations, and financial / book-keeping assistance with software such as Intuit/QBO.

EDUCATION

1999-2003
Graduated Computer Science at Binghamton University, SUNY